SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          AMENDMENT NO. 2

            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 29, 1998
       (Date of Event Which Requires Filing of This Statement)

                           CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    Pattco, Inc.

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    61-0895308

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   299,806
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   299,806
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   299,806

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   7.7%

(14) Type of reporting person  . . . . . . . . .  CO

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    James A.
                                                  Patterson

     S.S. or I.R.S. No. of                        ###-##-####
     above person. . . . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   299,806
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   299,806
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   299,806

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   7.7%

(14) Type of reporting person  . . . . . . . . .  IN













     Pattco, Inc. and James A. Patterson hereby amend Item 5 of this joint Schedule 13D to read as follows:

Item 5.   Interest in Securities of the Issuer.

     Pattco, Inc. beneficially owns 299,806 shares of the common stock, par value $0.10 per shares ("Common Shares") of the Issuer, DMI Furniture, Inc. ("DMI"), which represent 7.7% of the 3,909,429 Common Shares currently outstanding. Pattco, Inc. has sole voting and dispositive power. James A. Patterson may be deemed to be the beneficial owner of the shares owned by Pattco, Inc. by virtue of Mr. Patterson's ownership of a controlling interest in Pattco, Inc.

     Neither Pattco, Inc. nor Mr. Patterson have acquired or disposed of beneficial ownership of Common Shares since June 30, 1998 except as noted below.

     On August 17, 1998, Pattco, Inc. was issued 31,288 Common
Shares upon its conversion of 15,644 shares of DMI's Class C
Preferred Shares, par value $2.00 per share ("Preferred Shares").

     On August 29, 1998, DMI redeemed all of its outstanding
Preferred Shares for $3.00 per Preferred Share in cash in accordance with its Certificate of Incorporation. Pattco, Inc.
held a total of 894,974 Preferred Shares, which had been convertible into 1,098,127 Common Shares.

     DMI issued a total of 4,084 Common Shares as of August 29, 1998 to Pattco, Inc. as a fee for the services of two Pattco employees as directors of DMI during DMI's fisacal yar ended August 29, 1998. The value of these Common Shares was $12,000, based on the $2.94 trading price of the Common Stock reported on the Nasdaq Small Cap Market at the close of business on August 28, 1998, the last trading day of DMI's fiscal year.


                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PATTCO, INC.

                                   By /s/James A Patterson,
                                   Chairman and President

                                   Date:  December 11, 1998


                                   /s/James A. Patterson

                                   Date: December 11, 1998